

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 6, 2018

Donald E. Brandt
Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street, P.O. Box 53999
Phoenix, Arizona 85072-3999

   Re: Pinnacle West Capital Corporation
      Arizona Public Service Company
      Form 10-K for the Fiscal Year Ended December 31, 2017
      Filed February 23, 2018
      File Nos. 1-8962 and 1-4473

Dear Mr. Brandt:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Combined Notes to Consolidated Financial Statements

Note 3. Regulatory Matters

Navajo Plant, page 122

1. We note operation of the plant was scheduled to end at the expiration of the lease term in December 2019 including decommissioning activities and subsequently a lease extension was executed on November 29, 2017 to permit decommissioning activities to begin after December 2019. Please explain the facts and circumstances supporting reclassification of your interest in the plant to a regulatory asset. Further please tell us your consideration of modifying the remaining depreciable life of the plant in accordance with ASC 360-10-35.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Denise Danner, Vice President, Controller and Chief Accounting Officer